February 13, 2020

Winston Black
Chief Executive Officer
SWK Holdings Corporation
14755 Preston Road, Suite 105
Dallas, TX 75254

       Re: SWK Holdings Corporation
           Registration Statement on Form S-3
           Filed February 7, 2020
           File No. 333-236329

Dear Mr. Black:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Susan Block at 202-551-3210 or Dietrich King at 202-551-8071 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance